VIA FAX

February 24, 2011

Tom Kluck, Branch Chief
Angela McHale, Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	Pittsburgh & West Virginal Railroad
Registration Statement on Form S-3
Filed February 15, 2011
File No. 333-172291

Dear Mr. Kluck and Ms. McHale:

On behalf of Pittsburgh & West Virginia Railroad (the “Company”), I write in response to your comment letter dated February 24, 2011 on the registration statement referred to above.

Comment No. 1:

“Part II

Item 17.  Undertakings, page 35

1.	Please revise to include the undertaking required by Item 512(c) of Regulation S-K or, alternatively, tell us why the revision is not appropriate.”

Response to Comment No. 1:

 Item 512(c) of Regulation S-K calls for the undertaking specified therein to be included in Part II of a registration statement “if the securities to be registered are to be offered to existing securityholders pursuant to . . . rights and any securities not taken by securityholders are to be reoffered to the public.” (emphasis added)   It is true that the Company is offering new shares to existing securityholders pursuant to rights, but it is not reoffering to the public any securities not taken by securityholders.  Therefore, it does not appear to us that the inclusion of the undertaking is called for by the terms of Item 512(c).

Nor do we believe that it would serve a useful purpose to try to modify the undertaking to suit this particular case.  As already disclosed in Part I of the registration statement under the headings “Standby Purchase Agreement” and “Plan of Distribution”, the Company has entered into an agreement with a standby purchaser who shall purchase any securities not taken by securityholders at the same price at which the securities are being offered to existing securityholders.  This does not appear to us to be the sort of arrangement to which the undertaking in Item 512(c) is addressed, as the undertaking refers to transactions by underwriters, and appears to be concerned with transactions that take place pursuant to previously undisclosed terms or terms that differ from the terms offered to securityholders.

For the foregoing reasons, we respectfully submit that the proposed revision is not appropriate.

The Company wishes to express its appreciation for the timely work of the Staff in regard to this matter.  We look forward to confirming that the Staff has no further comments to the registration statement.

Very truly yours,

/s/ Richard Buamann
Richard Baumann, Partner
Morrison Cohen LLP
909 Third Avenue
New York, New York 10022
Direct Office: +1 (212) 735-8834
Mobile: +1 (917) 882-2727

Cc:  Pittsburgh & West Virginia Railroad